UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Stimsonite Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    860832104
                              --------------------
                                 (CUSIP Number)

                               September 10, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 86032104

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (a)
      (a)   -----
      (b)     X
            -----

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                          Pennsylvania
                                                                    ------------

Number of         5.    Sole Voting Power                           236,800
Shares                                                              ------------
Beneficially      6.    Shared Voting Power                         614,875
Owned by                                                            ------------
Each Reporting    7.    Sole Dispositive Power                      236,800
Person With:                                                        ------------
                  8.    Shared Dispositive Power                    614,875
                                                                    ------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      851,675
      -------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
                  --------

      The Reporting Person disclaims beneficial ownership of 846,675 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)                   10.17%
                                                                        --------

12.   Type of Reporting Person                                          IA
                                                                    ------------



                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 86032104


      This Amendment No. 2 to the Schedule 13G of Quaker Capital Management Corporation relating to the Common Stock of Stimsonite Corporation filed with the Securities and Exchange Commission on February 11, 1997 and amended by Amendment No. 1 filed with the Commission on February 13, 1998 (the "Schedule 13G") amends and restates the Schedule 13G in its entirety.

Item 1.

      (a)   Name of Issuer

            Stimsonite Corporation
            --------------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            7542 N. Natchez Avenue, Niles, IL  60714-3804
            --------------------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            Quaker Capital Management Corporation
            --------------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none, Residence

            401 Wood Street, Suite 1300, Pittsburgh, PA  15222
            --------------------------------------------------------------------

      (c)   Citizenship

            Pennsylvania, USA
            --------------------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock
            --------------------------------------------------------------------

      (e)   CUSIP Number

            860832104
            --------------------------------------------------------------------



                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 86032104


Item  3.       If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)
               or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)    /   /    Broker of dealer registered under section 15 of the Act;

   (b)    /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)    /   /    Insurance  company as defined in section 3(a)(19) of the Act;

   (d)    /   /    Investment   company   registered   under  section   8 of the
                   Investment Company Act of 1940;

   (e)    / X /    An  investment  adviser  in accordance  with  ss.240.13d-1(b)
                   (l)(ii)(E);

   (f)    /   /    An employee  benefit plan or  endowment  fund  in  accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g)   /   /     A parent holding company or control person in accordance with
                   ss.240.13d-1(b)(1)(ii)(G);

   (h)   /   /     A savings  association  as  defined  in  Section  3(b) of the
                   Federal Deposit Insurance Act;

   (i)  /   /      A church  plan  that  is excluded  from the  definition of an investment company under section  3(c)(14) of the  Investment
                   Company Act of 1940;

   (j) /   /       Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:                             846,675
                                                                   -------------

      (b)   Percent of class:                                      10.17%
                                                                   -------------

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the
                  vote                                             231,800


                               Page 4 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 86032104


                                                                   -------------
          (ii)  Shared power to vote or to direct
                the vote                                           614,875
                                                                   -------------

          (iii) Sole power to dispose or to direct
                the vote                                           231,800
                                                                   -------------

          (iv)  Shared power to dispose or to direct
                the disposition of                                 614,875
                                                                   -------------

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                   -------------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          846,675 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were


                               Page 5 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 86032104

acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 7, 1998                            /s/Mark G. Schoeppner
                                                  ------------------------------
                                                  Mark G. Schoeppner
                                                  President